August 11, 2015

VIA EDGAR

Ms. Karen Rossotto
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:     American Century Investment Trust (the “Registrant”)
(File Nos. 33-65170; 811‑07822)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on August 3, 2015, regarding the Registrant’s preliminary proxy statement on Schedule 14A, filed July 24, 2015. For your convenience, we restate each of your comments prior to our responses.

1.	In the shareholder letter, please explain the term “government money market fund.”

Response: We added the requested disclosure.

2.	In the Q&A item regarding the investment objective, please add the text of the current objective.

Response: We added the requested disclosure.

3.	In the Q&A item describing what happens if the proxy does not pass, which shareholders does the term “nonqualifying shareholders” describe?

Response: The term nonqualifying shareholders would mean institutional shareholders if the proxy did not pass, and the Board decided to designate the fund as a retail money market fund instead. We believe it would be confusing and immaterial to describe the difference between retail and institutional shareholders in this proxy. We deleted the word “nonqualifying” to help clarify the sentence.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
August 11, 2015

4.	If there are any material costs associated with transitioning the portfolio to a government money market fund, please disclose them.

Response: We plan to transition the portfolio over time. Because this is a money market fund, the securities in the portfolio mature within a short time frame. Much of the repositioning will happen as the securities mature, eliminating transaction costs. We may end up having to sell some securities, but the costs will be immaterial.

5.	Consider clarifying the sentences that explain what happens if both proposals do not pass.

Response: We clarified the disclosure to reiterate that if either proposal does not pass, the fund may not convert.

6.	Please confirm that the disclosure regarding the fees to be paid to the proxy solicitor includes the full cost of the solicitation.

Response: Confirmed. We disclose the full cost of the solicitation.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above, please contact me at Ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/Ashley L. Bergus

Ashley L. Bergus
Corporate Counsel